

September 18, 2024

Heidy Chow
Chief Financial Officer
Snail, Inc.
12049 Jefferson Boulevard
Culver City, CA

> **Re: Snail, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 11, 2024**
> **File No. 333-282030**

Dear Heidy Chow:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Patrick J. Egan